Exhibit 11

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common shares equivalents for the years ended December 31, 2004, 2003, and 2002:

	Years Ended December 31,
	2004	2003	2002
Net income	$89,444,959	$78,468,948	$71,708,006

Weighted average number of common shares outstanding	79,984,651	79,808,669	78,804,265

Net income per common share - Basic	$1.12	$0.98	$0.91

	Years Ended December 31,
	2004	2003	2002
Net income	$89,444,959	$78,468,948	$71,708,006

Weighted average number of common shares outstanding	79,984,651	79,808,669	78,804,265
Common share equivalents resulting from:
Dilutive stock options	504,851	581,332	742,523

Adjusted weighted average number of common and common equivalent shares outstanding	80,489,502	80,390,001	79,546,788

Net income per common share - Diluted	$1.11	$0.98	$0.90